UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NIS GROUP CO., LTD.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

654655109

(CUSIP Number)

Kunihiko Sakioka
c/o NIS Group Co., Ltd.
Shinjuku L Tower 25F
6-1, Nishi Shinjuku 1-chome
Shinjuku-ku, Tokyo
163-1525, Japan

With a copy to:
Masahisa Ikeda, Esq.
Shearman & Sterling LLP
Fukoku Seimei Building, 5th Floor
2-2-2 Uchisaiwaicho
Chiyoda-ku, Tokyo
100-0011 Japan

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

February 20, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 654655109	Page 2 of 20 Pages

1		NAME OF REPORTING PERSONS Nissin Building Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 16,785,100
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,774**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%***
14		TYPE OF REPORTING PERSON (See Instructions) CO

*
The Management Shareholders (as defined herein) are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock, including the shares of Common Stock directly owned by each Management Shareholder and 100,000,000 shares of Common Stock and the Warrants (as defined herein) to acquire 8,750,000 shares of Common Stock indirectly held by the TPG Parties (as defined herein).  See Item 5.

**
Represents an aggregate of 43,482,282 shares directly owned by the Reporting Persons (as defined herein), 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options (as defined herein).

***
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 3 of 20 Pages

1		NAME OF REPORTING PERSONS Shuho Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,992*
	9	SOLE DISPOSITIVE POWER 16,314,763
	10	SHARED DISPOSITIVE POWER 4,992**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,774***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%****
14		TYPE OF REPORTING PERSON (See Instructions) CO

*
Represents shares held by e-Daten Inc., a wholly owned subsidiary of Shuho Co., Ltd., over which Shuho Co., Ltd. has shared voting and dispositive power.  The Management Shareholders are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock, including the shares of Common Stock directly owned by each Management Shareholder and 100,000,000 shares of Common Stock and the Warrants to acquire 8,750,000 shares of Common Stock indirectly held by the TPG Parties.  See Item 5.

**	Represents shares held by e-Daten Inc., a wholly owned subsidiary of Shuho Co., Ltd., over which Shuho Co., Ltd. has shared voting and dispositive power.
***	Represents an aggregate of 43,482,282 shares directly owned by the Reporting Persons, 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options.
****
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 4 of 20 Pages

1		NAME OF REPORTING PERSONS Hideo Sakioka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,104,855*
	9	SOLE DISPOSITIVE POWER 3,970,137
	10	SHARED DISPOSITIVE POWER 33,104,855**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,744***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%****
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Represents shares held by Nissin Building Co., Ltd., Shuho Co., Ltd. and 4,992 shares held by e-Daten Inc. over which Mr. Hideo Sakioka may be deemed to have shared voting and dispositive power.  The Management Shareholders are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock, including the shares of Common Stock directly owned by each Management Shareholder and 100,000,000 shares of Common Stock and the Warrants to acquire 8,750,000 shares of Common Stock indirectly held by the TPG Parties.  See Item 5.

**	Represents shares held by Nissin Building Co., Ltd., Shuho Co., Ltd. and 4,992 shares held by e-Daten Inc. over which Mr. Hideo Sakioka may be deemed to have shared voting and dispositive power.
***	Represents an aggregate of 43,482,282 shares directly owned by the Reporting Persons, 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options.
****
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 5 of 20 Pages

1		NAME OF REPORTING PERSONS Akio Sakioka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 500,000*
	9	SOLE DISPOSITIVE POWER 737,426
	10	SHARED DISPOSITIVE POWER 500,000**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,774***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%****
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Represents shares owned by Y.K. Gentiyo, a company in which Mr. Akio Sakioka owns 51.7%, over which Mr. Akio Sakioka has shared voting and dispositive power.  The Management Shareholders are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock, including the shares of Common Stock directly owned by each Management Shareholder and 100,000,000 shares of Common Stock and the Warrants to acquire 8,750,000 shares of Common Stock indirectly held by the TPG Parties.  See Item 5.

**	Represents shares owned by Y.K. Gentiyo, a company in which Mr. Akio Sakioka owns 51.7%, over which Mr. Akio Sakioka has shared voting and dispositive power.
***	Represents the aggregate of 43,482,282 shares directly owned by the Reporting Persons, 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options.
****
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 6 of 20 Pages

1		NAME OF REPORTING PERSONS Kunihiko Sakioka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 33,104,855*
	9	SOLE DISPOSITIVE POWER 4,489,947 (including share acquisition rights exercisable for up to 8,000 shares from August 1, 2005 until July 31, 2008, at 1,160 yen per share)
	10	SHARED DISPOSITIVE POWER 33,104,855**
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,744***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%****
14		TYPE OF REPORTING PERSON (See Instructions) IN

*
Represents shares held by Nissin Building Co., Ltd.,  Shuho Co., Ltd. and 4,992 shares held by e-Daten Inc. over which Mr. Kunihiko Sakioka may be deemed to have shared voting and dispositive power.  The Management Shareholders are parties to the Shareholders Agreement with respect to 151,047,373 shares of Common Stock, including the shares of Common Stock directly owned by each Management Shareholder and 100,000,000 shares of Common Stock and the Warrants to acquire 8,750,000 shares of Common Stock indirectly held by the TPG Parties.  See Item 5.

**	Represents shares held by Nissin Building Co., Ltd., Shuho Co., Ltd. and 4,992 shares held by e-Daten Inc. over which Mr. Kunihiko Sakioka may be deemed to have shared voting and dispositive power.
***	Represents the aggregate of 43,482,282 shares directly owned by the Reporting Persons, 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options.
****
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 7 of 20 Pages

1		NAME OF REPORTING PERSONS Koji Amano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153
	8	SHARED VOTING POWER 16,785,100*
	9	SOLE DISPOSITIVE POWER 153
	10	SHARED DISPOSITIVE POWER 16,785,100*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,774**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%***
14		TYPE OF REPORTING PERSON (See Instructions) IN

*	Represents shares held by Nissin Building Co., Ltd., over which Mr. Koji Amano may be deemed to have shared voting and dispositive power.
**	Represents the aggregate of 43,482,282 shares directly owned by the Reporting Persons, 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options.
***
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 8 of 20 Pages

1		NAME OF REPORTING PERSONS Susumu Sakioka
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 998,484
	8	SHARED VOTING POWER 16,926,600*
	9	SOLE DISPOSITIVE POWER 998,484
	10	SHARED DISPOSITIVE POWER 16,926,600*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,774**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%***
14		TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes shares held by Nissin Building Co., Ltd. and 141,500 shares held by Big Apple Co., Ltd. over which Mr. Susumu Sakioka may be deemed to have shared voting and dispositive power.
**	Represents the aggregate of 43,482,282 shares directly owned by the Reporting Persons, 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options.
***
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 9 of 20 Pages

1		NAME OF REPORTING PERSONS Eiji Omori
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 194,272
	8	SHARED VOTING POWER 16,319,755*
	9	SOLE DISPOSITIVE POWER 194,272
	10	SHARED DISPOSITIVE POWER 16,319,755*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,136,774**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.9%***
14		TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes shares held by Shuho Co., Ltd. and 4,992 shares held by e-Daten Inc. over which Mr. Eiji Omori may be deemed to have shared dispositive power.
**	Represents the aggregate of 43,482,282 shares directly owned by the Reporting Persons, 646,492 shares owned by their affiliates and 8,000 shares issuable upon the exercise of the Options.
***
Calculated based on 245,902,350 outstanding shares of Common Stock, which excludes 8,750,000 shares that may be acquired pursuant to the Warrants, but includes 8,000 shares that may be acquired upon exercise of the Options.

CUSIP No. 654655109	Page 10 of 20 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, with no par value (“Common Stock”) of NIS Group Co., Ltd., a joint stock company incorporated under the laws of Japan formerly named Nissin Co., Ltd. (the “Company”).  The Company’s principal executive office is located at Shinjuku L Tower 25F, 6-1, Nishi Shinjuku 1-chome, Shinjuku-ku, Tokyo 163-1525, Japan.

Item 2.	Identity and Background.

This statement is being filed jointly on behalf of Mr. Hideo Sakioka, Mr. Kunihiko Sakioka, Mr. Akio Sakioka, Nissin Building Co., Ltd., a joint stock corporation incorporated under the laws of Japan, Shuho Co., Ltd., a joint stock corporation incorporated under the laws of Japan, Mr. Susumu Sakioka, Mr. Koji Amano and Mr. Eiji Omori (collectively referred to herein as the “Reporting Persons”).

The principal business of Nissin Building Co., Ltd. is management, brokerage, leasing and buying and selling of real estate.  The principal office and business address of Nissin Building Co., Ltd. is 7-6, Chifune-machi 5-chome, Matsuyama-shi, Ehime 790-8584, Japan. Nissin Building Co., Ltd. has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body.

The principal business of Shuho Co., Ltd. is the management, brokerage, consulting, leasing and buying and selling of real estate.  The principal office and business address of Shuho Co., Ltd. is 3-1 Nishi-Shinjuku 7-chome, Shinjuku-ku, Tokyo 160-0023, Japan.  Shuho Co., Ltd. has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body.

Mr. Hideo Sakioka is a Special Advisor of the Company and the President and Representative Director of Nissin Building Co., Ltd.  The Company is a non-bank finance company that primarily provides credit to small and medium sized enterprises, and also engages in real estate finance and investments, investment banking, non-performing loan servicing and leasing services in China.  Mr. Sakioka is also a Director of Shuho Co., Ltd. and owns 57.6% of Shuho Co., Ltd.  The Company’s address is set forth under Item 1 above.  Mr. Sakioka’s residence is located at 3-13, Minami-machi 1-chome, Matsuyama-shi, Ehime 790-0856, Japan.  Mr. Sakioka has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body.  Mr. Sakioka is a Japanese citizen.

Mr. Kunihiko Sakioka is Chairman, Representative Director of the Board, President and Chief Executive Officer of the Company.  Mr. Sakioka is also a Chairman and Representative Director of Shuho Co., Ltd. and a Director of Nissin Building Co., Ltd.  Mr. Sakioka owns 16.7% of Nissin Building Co., Ltd. and 12.8% of Shuho Co., Ltd.  Mr. Sakioka’s residence is located at 13-12, Kinuta 4-chome, Setagaya-ku, Tokyo 157-0073, Japan.  Mr. Sakioka has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body.  Mr. Sakioka is a Japanese citizen.

CUSIP No. 654655109	Page 11 of 20 Pages

Mr. Akio Sakioka is a Statutory Auditor of the Company and a Representative Director of Y.K. Gentiyo, a company engaged in the housing and real estate business.  The principal office and business address of Y.K. Gentiyo is 14-2-3604, Sotokanda 4-chome, Chiyoda-ku, Tokyo 101-0021, Japan.  Mr. Sakioka’s residence is located at 14-2-3604, Sotokanda 4-chome, Chiyoda-ku, Tokyo 101-0021, Japan.  Mr. Sakioka has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body.  Mr. Sakioka is a Japanese citizen.

Mr. Susumu Sakioka is a Director of Nissin Building Co., Ltd. and a President and Representative Director of the Board of Big Apple Co., Ltd., a company engaged in the bridal services business, and Avanzar Co., Ltd., a real estate brokerage company.  The principal office and business address of Big Apple Co., Ltd. is 7-6, Chifune-machi 5-chome, Matsuyama-shi, Ehime 790-8584, Japan, and the principal office and business address of Avanzar Co., Ltd. is 7-6, Chifune-machi 5-chome, Matsuyama-shi, Ehime 790-8584, Japan.  Mr. Sakioka owns 3.3% of Nissin Building Co., Ltd.  Mr. Sakioka’s residence is located at 4-1, Chifune-machi 4-chome, Matsuyama-shi, Ehime 790-8584, Japan.  Mr. Sakioka has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body.  Mr. Sakioka is a Japanese citizen.

Mr. Koji Amano is a Director of Nissin Building Co., Ltd. and President and Representative Director of the Board of Tsukasa Co., Ltd., a financial services company specializing in bill discounting, and the principal office and business address of Tsukasa Co., Ltd. is 7-1, Katsuyama-cho 2-chome, Matsuyama-shi, Ehime 790-0878, Japan.  Mr. Amano owns 1.7% of Nissin Building Co., Ltd. and his residence is located at 5-5, Ishite 4-chome, Matsuyama-shi, Ehime 790-0852, Japan.  Mr. Amano has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body.  Mr. Amano is a Japanese citizen.

Mr. Eiji Omori is President and Representative Director of the Board of Shuho Co., Ltd.  Mr. Omori’s residence is located at 14-16-1013, Ichikawa-minami 3-chome, Ichikawa-shi, Chiba 272-0033, Japan.  Mr. Omori has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not, during the last five years, been a party to civil proceeding of a judicial or administrative body.  Mr. Omori is a Japanese citizen.

Item 3.	Source and Amount of Funds or Other Considerations.

Pursuant to, and subject to the terms and conditions contained in, the Shareholders Agreement described in Item 6 below, the Reporting Persons may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of the execution of the Shareholders Agreement by the Shareholders Agreement Parties (as defined below).  The Reporting Persons have not paid any consideration to the TPG Parties (as defined below) in connection with the execution and delivery of the Shareholders Agreement.

CUSIP No. 654655109	Page 12 of 20 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons believe that on December 10, 2007, the Company and TPG Vision Upper I, Ltd., a Cayman Islands limited liability company (“Vision”), entered into an investment agreement, which was amended on February 11, 2008 and February 18, 2008 (as amended, the “Investment Agreement”) pursuant to which the Company agreed to issue certain shares of Common Stock and warrants to Vision.  The Reporting Persons believe that on February 18, 2008, the Company and Vision entered into a warrant rights agreement (the “Warrant Rights Agreement”), setting forth certain terms and conditions with respect to the Warrants to be issued on consummation of the Investment Agreement.  The Reporting Persons further believe that Vision assigned all of its rights and obligations under the Investment Agreement and the Warrant Rights Agreement to TPG Izumi AIV 1, L.P., a Delaware Limited Partnership (“AIV 1”), TPG AIV 6, L.P., a Delaware Limited Partnership (“AIV 6”) and TPG Izumi, L.P., a Delaware Limited Partnership (“Izumi”, and collectively with AIV 1 and AIV 6, the “TPG Subscribers”) on February 19, 2008, and on February 20, 2008, pursuant to the Investment Agreement, and subject to the terms and conditions of the Warrant Rights Agreement, the TPG Subscribers subscribed to 100,000,000 newly issued shares of Common Stock and the warrants to acquire 8,750,000 additional shares of Common Stock (the “Warrants”).

The Reporting Persons believe that the transactions contemplated by the Investment Agreement and the Warrant Rights Agreement were approved by the shareholders of the Company on February 18, 2008 and closed on February 20, 2008.  The Reporting Persons believe that it was a condition to the closing of the transactions contemplated by the Investment Agreement and the Warrant Rights Agreement that the Shareholders Agreement Parties (as defined below) enter into the Shareholders Agreement.

The “Shareholder Agreement Parties” consist of Mr. Hideo Sakioka, Mr. Kunihiko Sakioka, Mr. Akio Sakioka, Nissin Building Co., Ltd., Shuho Co., Ltd., (collectively, the “Management Shareholders”) and the TPG Subscribers who are parties to the Shareholders Agreement dated February 20, 2008.

The Shareholders Agreement Parties have the ability to elect the board of directors and thereby control the management and affairs of the Company.  The Shareholders Agreement Parties will also be able to determine the outcome of all matters requiring shareholder approval (other than those requiring a super-majority vote) and will be able to cause or prevent a change of control of the Company or a change in the composition of the board of directors and could preclude any unsolicited acquisition of the Company.

Other than as described above, the Reporting Persons report that they do not currently have any plans or proposals that relates to, or may result in, any of the matters listed in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans in the future.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).         The aggregate number of shares of Common Stock beneficially owned by each Reporting Person is 44,136,774, including 8,000 shares issuable upon the exercise of the share acquisition rights, exercisable from August 1, 2005 until July 31, 2008, at 1,160 yen per share, held by Mr. Kunihiko Sakioka (the “Options”).  This represents 17.9 % of the outstanding shares of common stock, calculated on the basis of 245,902,350 outstanding shares of Common Stock, including 8,000 shares issuable upon the exercise of the Options.

CUSIP No. 654655109	Page 13 of 20 Pages

By virtue of the Shareholders Agreement under which the Shareholders Agreement Parties have agreed to cooperate in connection with the voting of the Common Stock, the Reporting Persons may be deemed to be a “group” (within the meaning of Section 13(d)(3) of the Act) with the TPG Parties (as defined below) for purposes of the Act, although the Reporting Persons do not affirm that such a group has been formed.

The "TPG Parties" consist of TPG Asia Advisors V, Inc., a Cayman Islands corporation ("Advisors V"), Tarrant Capital Advisors, Inc., a Delaware corporation (“Tarrant Capital Advisors”), David Bonderman, a United States citizen, and James G. Coulter, a United States citizen.  Information regarding the TPG Parties and their affiliates below is based solely on information provided to the Reporting Persons by the TPG Parties.

Advisors V is the general partner of TPG Asia GenPar V, L.P., a Cayman Islands limited partnership, which is the general partner of each of AIV 1 and TPG Izumi AIV 3, L.P., a Delaware limited partnership (“AIV 3”).  Tarrant Capital Advisors is the sole shareholder of Tarrant Advisors, Inc., a Texas corporation, which is the sole shareholder of Newbridge Asia Advisors IV, Inc., a Cayman Islands corporation, which is the general partner of Newbridge Asia GenPar IV, L.P., a Cayman Islands exempted limited partnership, which is the general partner of each of TPG Izumi AIV 4, L.P., a Delaware limited partnership (“AIV 4”) and AIV 6.

AIV 3 and AIV 4 are the sole shareholders of TPG Nimitz Luxembourg S.à.r.l., a Luxembourg société à responsabilité limitée, which is the sole shareholder of TPG Nimitz Ireland, Ltd., an Irish limited company (“TPG Ireland”), which is a general partner in TPG Izumi Investment Partners, a Nevada Partnership.  Because of its majority partnership interest in TPG Izumi Investment Partners, TPG Ireland is able to direct the actions of Izumi with respect to the shares of Common Stock held by Izumi.

Through its affiliation with AIV 1, Advisors V may be considered to be the beneficial owner of the Common Stock and Warrants directly owned by AIV 1.  Through its affiliation with AIV 6, Tarrant Capital Advisors may be considered to be the beneficial owner of the Common Stock and Warrants directly owned by AIV 6.  Through their affiliation with Izumi, both Advisors V and Tarrant Capital Advisors may be considered to be the beneficial owners of the Common Stock and Warrants directly owned by Izumi.  As such, Advisors V may be considered to be the beneficial owner of the Common Stock and Warrants directly owned by AIV 1 and Izumi and Tarrant Capital Advisors may be considered to be the beneficial owner of the Common Stock and Warrants owned by AIV 6 and Izumi.  Messrs. Bonderman and Coulter are directors, officers and sole shareholders of Advisors V and Tarrant Capital Advisors and, as such, they may be deemed to be the beneficial owners of the Common Stock and Warrants held in the aggregate by AIV 1, AIV 6, and Izumi.

As a result of the execution and delivery of the Shareholders Agreement, the Management Shareholders may be deemed to have acquired shared voting power over an aggregate of 152,886,774 shares of Common Stock, including the 100,000,000 shares of Common Stock held by the TPG Subscribers, 8,750,000 shares of Common Stock that may be acquired pursuant to the exercise of the Warrants held by the TPG Subscribers, Common Stock held by the Management Shareholders and 8,000 shares of Common Stock that may be acquired pursuant to the exercise of the Options (the "Subject Shares").  As a result of the execution and delivery of the Shareholders Agreement, the TPG Parties may be deemed to have acquired shared voting power over the Subject Shares, which represent approximately 59.3% of the outstanding shares of Common Stock.

CUSIP No. 654655109	Page 14 of 20 Pages

As of the date hereof, the Reporting Persons have the interests in the Common Stock set forth in Items 7, 8, 9 and 10 of the relevant cover pages of this statement.

(c)           None of the Reporting Persons has engaged in any transaction involving Common Stock during the 60 days prior to the date of this statement.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Shareholders Agreement

On February 20, 2008, the Management Shareholders and the TPG Subscribers entered into the Shareholders Agreement in connection with the Shareholders Agreement Parties’ control of the Company.  A copy of the Shareholders Agreement is included as Exhibit 1 to this statement.  The Shareholders Agreement Parties control approximately 59.3% of the voting power of the outstanding shares of capital stock of the Company (assuming the exercise of all the Warrants).  The provisions of the Shareholders Agreement apply to any shares of Common Stock owned by the Shareholders Agreement Parties, including shares of Common Stock acquired after the date of the Shareholders Agreement.

The Shareholders Agreement Parties have agreed to use their best efforts to effectuate, or cause to be effectuated, to the extent permissible under the Company’s articles of incorporation and applicable law, the provisions set forth in the Shareholders Agreement whether in their capacity as a stockholder, director, member of a board committee or officers of the Company or otherwise.

Nomination Rights

TPG Subscribers holding a majority of the voting power of all shares of Common Stock held by the TPG Subscribers will be entitled to nominate at least a majority of the directors of the Company (the “TPG Nominees”), at least one of whom shall be a representative director of the Company.  The Management Shareholders and their affiliates will be entitled to nominate the remaining directors of the Company.

If at any time the TPG Nominees do not constitute a majority of the board, board vacancies shall be filled and, if necessary, directors shall be removed and replaced, such that TPG Nominees constitute a majority of the board.  If any nominee ceases to serve as a director of the Company for any reason during his term, a nominee for the vacancy resulting therefrom will be designated by whichever party nominated such nominee.

CUSIP No. 654655109	Page 15 of 20 Pages

If at any time TPG Subscribers holding a majority of the voting power of all shares of Common Stock held by the TPG Subscribers notify the other parties to the Shareholders Agreement in writing of their desire to have removed from the board, with or without cause, any nominee that was nominated by such party, such nominee shall be removed from the board.

Voting Arrangement

If TPG Subscribers holding a majority of the voting power of all shares of Common Stock held by the TPG Subscribers inform the Management Parties of their intent to vote against taking any of the following actions, the Management Shareholders have agreed that they and their affiliates will also vote against the taking of such action.  If the Management Shareholders inform TPG Subscribers of their intent to vote against taking any of the following actions, TPG Subscribers have also agreed that they will vote against the taking of such action.

-	Revisions to the articles of incorporation of the Company affecting the rights of the warrants.

-	Changes to the capital structure of the Company, including, without limitation, any of the following:

	-	filing for bankruptcy, liquidation or similar restructuring;

	-	issuance of any securities by the Company, including warrants, options and any instrument that is convertible into, or exchangeable for, securities of the company.

	-	mergers or acquisitions involving the Company;

	-	substantial disposal of assets by the Company;

	-	related party transactions involving the Company; and

	-	decisions regarding dividend policy.

Termination

The Shareholders Agreement will terminate upon the earlier to occur of (i) seven years from the date of the Shareholders Agreement and (ii) the date upon which the TPG Subscribers hold less than 20% of the capital stock of the Company on a fully diluted basis.

This description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholders Agreement, which is filed as Exhibit 1 to this statement and is incorporated by reference herein.

Certain Relationships Among the Reporting Persons

Mr. Kunihiko Sakioka is Chairman, Representative Director of the Board, President and Chief Executive Officer of the Company.  Mr. Sakioka has sole voting power and sole dispositive power with respect to the number of shares of the Company reported under Item 5 above.  In addition, he owns 16.7% of Nissin Building Co., Ltd., and owns 12.8% of Shuho Co., Ltd.  He is also a Representative Director of Shuho Co., Ltd. and a Director of Nissin Building Co., Ltd. Mr. Sakioka may be deemed to have shared voting power and shared dispositive power with respect to the shares of the Company owned by Nissin Building Co., Ltd., Shuho Co., Ltd. and e-Daten Inc., a wholly owned subsidiary of Shuho Co., Ltd., as reported under Item 5 above.

CUSIP No. 654655109	Page 16 of 20 Pages

Nissin Building Co., Ltd. and Shuho Co., Ltd. are shareholders of the Company, with voting power and dispositive power with respect to the shares of the Company as reported under Item 5 above.  Shuho Co., Ltd. owns 100% of e-Daten Inc., which owns 4,992 shares of the Company.  Shuho Co., Ltd. has shared voting power and shared dispositive power with respect to the shares of the Company owned by e-Daten Inc.

Mr. Hideo Sakioka is a Special Advisor of the Company and a Director of Nissin Building Co., Ltd.  He is also a Director of Shuho Co., Ltd. and owns 57.6% of Shuho Co., Ltd.  He is the father of Kunihiko Sakioka.  Mr. Sakioka has sole voting power and sole dispositive power with respect to the number of shares of the Company reported on under Item 5 above.  He also may be deemed to have shared voting power and shared dispositive power with respect to the shares of the Company owned by Nissin Building Co., Ltd., Shuho Co., Ltd. and e-Daten Inc., a wholly owned subsidiary of Shuho Co., Ltd., as reported under Item 5 above.

Mr. Akio Sakioka is a Statutory Auditor of the Company.  Mr. Sakioka owns 51.7% of Y.K. Gentiyo, which owns 500,000 shares of the Company.  Mr. Sakioka has shared voting power and shared dispositive power with respect to the shares of the Company owned by Y.K. Gentiyo.

Mr. Susumu Sakioka is a Director of Nissin Building Co., Ltd. and a President and Representative Director of the Board of Big Apple Co., Ltd. and Avanzar Co., Ltd.  Mr. Sakioka owns 3.3% of Nissin Building Co., Ltd.  He also may be deemed to have shared voting power and shared dispositive power with respect to the shares of the Company owned by Nissin Building Co., Ltd. and Big Apple Co., Ltd., which owns 141,500 shares of the Company, as reported under Item 5 above.

Mr. Koji Amano is a Director of Nissin Building Co., Ltd. and President and Representative Director of the Board of Tsukasa Co., Ltd.  Mr. Amano owns 1.7% of Nissin Building Co., Ltd.  He also may be deemed to have shared voting power and shared dispositive power with respect to the shares of the Company owned by Nissin Building Co., Ltd., as reported under Item 5 above.

Mr. Eiji Omori is President and Representative Director of the Board of Shuho Co., Ltd.  He may also be deemed to have shared voting power and shared dispositive power with respect to the shares of the Company owned by Shuho Co., Ltd. and e-Daten Inc., a wholly owned subsidiary of Shuho Co., Ltd. as reported under Item 5 above.

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, attached as Exhibit 2 hereto, as required by Rule 13d-1(k) under the Act.

By filing this statement as a joint filing in accordance with Rule 13d-1(k) under the Act, the Reporting Persons are not affirming the existence of a group. In addition, this statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this statement as to which such Reporting Person may be deemed to have shared voting power or shared dispositive power as described under Item 5 above.

CUSIP No. 654655109	Page 17 of 20 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
1	Shareholders Agreement dated February 20, 2008 by and among the Reporting Persons and the TPG Subscribers.
2	Joint Filing Agreement pursuant to Rule 13d-1(k).
3	Power of Attorney

CUSIP No. 654655109	Page 18 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

March 3, 2008	NISSIN BUILDING CO., LTD.

/s/ Hideo Sakioka
Name: Hideo Sakioka
Title: President and Representative Director

SHUHO CO., LTD.

/s/ Eiji Omori
Name: Eiji Omori
Title: President and Representative Director

KUNIHIKO SAKIOKA

/s/ Kunihiko Sakioka

AKIO SAKIOKA

/s/ Akio Sakioka

HIDEO SAKIOKA

/s/ Hideo Sakioka

KOJI AMANO

/s/ Koji Amano

CUSIP No. 654655109	Page 19 of 20 Pages

SUSUMU SAKIOKA

/s/ Susumu Sakioka

EIJI OMORI

/s/ Eiji Omori

CUSIP No. 654655109	Page 20 of 20 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Shareholders Agreement dated February 20, 2008 by and among the Reporting Persons and the TPG Subscribers.

2	Joint Filing Agreement pursuant to Rule 13d-1(k).

3	Power of Attorney